June 16, 2016

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn:	Division of Corporation Finance,

Re:	RC-1, Inc. Registration Statement on Form S-1 Filed April 27, 2016 File No. 333-210960

Dear Ladies and Gentlemen:

At the request of RC-1, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated May 24, 2016 from Susan Block, Attorney-Advisor to Kevin P. O'Connell, Chief Executive Officer of the Company, relating to the registration statement on Form S-1 of the Company filed with the Commission on April 27, 2016 (the “Registration Statement”). We have filed simultaneously Amendment No. 1 to the Registration Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company does not intend to use any "written communications" as define in Rule 405 of the Securities Act.

2. Please include the dealer prospectus delivery obligation on the outside cover page of your prospectus. Refer to Item 502(b) of Regulation S-K.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

3. Please include, either on the prospectus cover page or in the summary section of the prospectus, the complete mailing address and telephone number of your principal executive offices. Refer to Item 503(b) of Regulation S-K.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Securities and Exchange Commission

4. Please describe the various factors considered in determining the offering price. Refer to Item 505(a) of Regulation S-K.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Prospectus Cover Page

5. Please refer to paragraph 6 on the cover page. Please remove the statement that all documents subsequently filed by RC-1 should be deemed to be incorporated by reference as it does not appear that you are eligible to use forward incorporation by reference. Refer to General Instructions VII to Form S-1.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Capital Requirements, page 3

6. We note your disclosure in this section that the estimated cost to operate your business through December 31, 2016 is $250,000 and your disclosure on pages 14 and 19 that you require $250,000 to fund the business through March 31, 2017 and the middle of 2016, respectively. Please revise for consistency.

Response

The Registration Statement has been amended so that the disclosure is now consistent.

Relationship with our Majority Shareholder, page 3

7. We note your disclosure in this section that Mr. O’Connell owns approximately 71% of your outstanding common stock and your disclosure on pages 6, 15 and 24 that Mr. O’Connell owns 67.6% of your outstanding common stock. Please revise for consistency.

Response

The disclosure in this section has been revised. As well, the disclosure on the pages referred to in the Staff's comment has been revised and is now consistent.

Decision to go Public, page 5

8. We note the reference in this section to having your stock quoted on OTCQX and the reference to having your stock quoted on OTCQB on page 9. Please revise to clarify on which tier of the OTC Markets you intend to have your stock quoted.

Response

The Registration Statement has been amended in accordance with the Staff's comment. The OTCQB will be the tier of the OTC Markets that the Company intends to list its shares for trading.

Securities and Exchange Commission

Business of the Company, page 12

Competition Events Attended, page 12

9. Please revise to clarify what the significance is of the sentence next to the asterisks at the bottom of page 12.

Response

The sentence referred to has been deleted. It was mistakenly included.

Production Services, page 13

10. We note your disclosure that you entered into an event services agreement with Carolina Pro Am Services, Inc. Please file this agreement as an exhibit or tell us why you are not required to do so.

Response

The Exhibit was included as Exhibit 10.4 to the Registration Statement.

Employees, page 16

11. Please indicate the number or employees you have to the most recent practicable date.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Management, page 22

12. We note your disclosure on page 23 that your board of directors is composed of three members. Please indicate in this table who your directors are. Please disclose the term of office for each director and officer and any period during which the individuals in the table have served as a director or officer; describe briefly any arrangement or understanding between the director or officer and any other person (naming such person) pursuant to which he or she was to be selected as a director or officer. Refer to Items 401(a) and 401(b) of Regulation S-K.

Response

There is one Director of the Company, Kevin O'Connell and the table has been amended to disclose same. In addition, the disclosure under " Director Independence" as been amended to indicate there is one director.

13. For each director, briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company´s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Securities and Exchange Commission

Security Ownership, page 24

14. Please identify the individual or individuals at Cassin Farlow, LLC and Rick Ware Racing, LLC who have voting and dispositive power with respect to the shares held by each entity.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

15. Please correct the percentage of stock outstanding in the table for the directors and officers as a group.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Description of Securities, page 25

16. Please briefly describe any provision of your charter or by-laws that would have an effect of delaying, deferring or preventing a change in control and that would only operate with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of your assets, or liquidation. Refer to Item 202(a)(5) of Regulation S-K.

Response

There are no such provisions in the Company's Articles of Incorporation.

Certain Relationships and Related Transactions, page 25

17. We note the heading for this section on page 25, but we are unable to locate the corresponding disclosure. Please revise or advise.

Response

This was a typographical error.

Selling Stockholders, page 27

18. Please confirm the chart is of the most recent practicable date and include the date of the information, to the most recent practicable date, in the introductory paragraph to the selling shareholder chart.

Response

The Registration Statement has been amended in accordance with the Staff's comment

19. Please briefly explain the transactions from which the selling shareholders received their shares.

Response

The Registration Statement has been amended in accordance with the Staff's comment

20. Please tell us if any of the selling shareholders are broker-dealers or affiliates of broker- dealers.

Response

None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Securities and Exchange Commission

Plan of Distribution

21. Please clarify here that the selling shareholders will sell their shares at a fixed price of $.15 per share until quoted on the OTC Bulletin Board or OTC Markets. Please also indicate which market, to the extent known, or advise.

Response

The Registration Statement has been amended in accordance with the Staff's comment

Signatures, page II-4

22. Your principal executive officer, principal financial officer, and principal accounting officer or controller must sign Form S-1 in their individual capacities in the second half of the signature page. Please revise the second half of the signature page to indicate all of the positions that Mr. O’Connell holds. Also, please revise the second half of the signature page to include the signatures of at least a majority of your board of directors. Refer to the Instructions to Signatures in Form S-1.

Response

The Registration Statement has been amended in accordance with the Staff's comment

Other

23. Please revise your filing to include updated financial statements as required by Rule 8-08 of Regulation S-X.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

In addition to the Comments provided in the Staff's Comment Letter, oral comments were provided by Ada D. Sarmento, Esq. of the Staff, to Stanley Moskowitz, Esq.. Please be advised that the second paragraph under "Limited Operating History" on Page 6 and the "Selling Shareholders" Table has been amended in accordance with the Staff's oral comments.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham